UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549



                             FORM 10 - SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     USA Dealers Auction.com, Inc.
            (Name of Small Business Issuers in its charter)


               Nevada                          91-2037688
  -------------------------------    -------------------------------
  (State of other jurisdiction of    (I.R.S. Employer Identification
   incorporation or organization                 Number)


  1650 Grand Avenue, San Marcus, CA
  ---------------------------------------
  (Address of principal executive offices)


  Issuer's telephone number: (760)591-0505


  Securities to be registered under section 12(b) of the Act:

        Title of Each Class          Name on each exchange on which
        To be so registered          Each class is to be registered





Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 5,046,600 issued and outstanding as of December 31, 2000

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of December 31, 2000

                         TABLE OF CONTENTS
Part I--------------------------------------------------------    3
Item 1.   Description of Business ----------------------------    3
Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation -------------------- 8
Item 3.   Description of Property ----------------------------    9
Item 4.   Security Ownership of Certain Beneficial Owners
          and Management -------------------------------------    9
Item 5.   Directors and Executive Officers, Promoters and
          Control Persons ------------------------------------   10
Item 6.   Executive Compensation -----------------------------   11
Item 7.   Certain Relationships and Related Transactions -----   12
Item 8    Description of Securities --------------------------   12

Part II--------------------------------------------------------  13
Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters -------  13
Item 2.   Legal Proceedings -----------------------------------  13
Item 3.   Changes in and Disagreements with Accountants -------  13
Item 4.   Recent Sale of Unregistered Securities --------------  14
Item 5.   Indemnification of Directors and Officers -----------  14

Part F/S-------------------------------------------------------  16

Part III-------------------------------------------------------  28
Item 1.   Index to Exhibits -----------------------------------  28
Item 2.   Description of Exhibits -----------------------------	 30

SIGNATURES-----------------------------------------------------  31

INTRODUCTORY STATEMENT

USA Dealers Auction.com, Inc. ("USADA" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may  be
incorporated   herein   by   reference,  contains   forward-looking
statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward looking statements.

                                Part I

Item 1. Description of Business

A- Business Development

USA Dealers Auction.com, Inc., hereinafter referred to as the "Company" or "USADA," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on April 5, 2000. The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of $0.001 par value Preferred Stock. As of December 31, 2000 The Company has issued approximately 5,046,600 shares of Common Stock to approximately one hundred twenty-one (121) shareholder of record.

In the approximately nine months of operation from April 5, 2000 (Date of Inception) to December 3 1, 2000, the Company generated $99 in revenues and incurred a net loss of $84,469. The Company is considered a development stage company.

The Company's executive offices are located at 1650 Grand Avenue, San Marcos, CA 92069, phone: (760) 591-0505.

The Company's fiscal year end is December 31.

B. Business of Issuer

(1) Principal Products and Services and Principal Markets

USADA is a development stage company that plans to establish an Internet-based wholesale clearinghouse serving primarily the licensed automobile dealer segment of the automobile industry, including independent and franchised dealers. In this context, the term "dealers" refers to persons or entities that sell and buy automobiles as a business and are licensed as such by pertinent state and/or local regulators.

The planned "Intenet-based wholesale clearinghouse" will consist of the following three complementary online auction venues:

1. a venue primarily for new-car dealers for the disposal of used cars taken in "trade,"

2. a venue primarily for used-car dealers for the acquisition of inventory; and

3.  a venue for private persons to dispose of vehicles at wholesale.

USADA will provide participating dealerships and individual users with Internet-based venues for efficient exchange of automotive vehicles. Via these online venues, USADA will collect, filter, organize, and deliver a combination of Company-provided and user-supplied content. This content will consist of

- still and video imaging;
- buyer and seller contact information;
- secure money and transaction management software;
- cataloging, marketing, and sales capabilities; and
- expert advisory content.

USADA has designed a synergistic prototype system and identified prospective vendors for the initial operating period. The Company is currently refining this prototype system before introducing it to the market and lining up marketing partners. The administrative costs under this new system will be comparable to systems of existing competitors.

USADA expects that its services will allow clients to take advantage of

(a) the efficiencies of Internet-based transactions, reducing the cost of travel and transportation for the selling party;
(b)     more   product  diversity  and   pickup/delivery
        options  for  the buying party, and
(c)     the  economics of   scale  and  cost-effective  logistics
        for   all parties.

The ability, at a future time, to offer financing, insurance, logistics, travel, and transportation services on the Company's websites will augment the attractiveness of the Company's core services.

(2) Distribution Methods of the Products or Services

The distribution of USADA's services will take place exclusively over the Internet. In support of its distribution efforts, the Company has developed a marketing strategy. This marketing strategy centers on multiple websites - in addition to the Company's main eCommerce site
at   www.usa-dealers-auction.com,  the   Company   will   develop
complementary "feeder" sites. The Company will promote  its  Internet
presence   via   aggressive   search-engine-,   index-,   directory-,
link-exchange-, banner-ad-, and e-mail placement programs. This effort should direct potential clients to one of the Company's homepages.

The Company also intends on utilizing a balanced media program capitalizing on traditional advertising venues, such as industry associations and trade shows. USADA expects popular industry and specialty magazines to cover its innovations. To promote such coverage, the Company intends to engage a publicist.

In the initial stages of its distribution effort, the Company will focus on introducing the prototype site to the Internet marketplace while minimizing up front costs and capital investment. During this phase, the

Company will concentrate on systems development and establishment of relationships in the industry. To reduce overhead and preserve cash, the Company will hold staffing to a minimum. This should provide a solid foundation for a rapid future growth. By the end of the initial phase, USADA expects to have several marketing partners (in addition to its own Internet activities) and systems operating in several market niches. One of these relationships may develop into a de facto licensing arrangement.

(3) Status of Any Announced New Product or Service

USADA has not publicly announced any products or services except those mentioned elsewhere in this Registration Statement. Any and all statements, included in this Registration Statement, regarding the status of such products and services is incorporated herein by reference to such statements.

(4) Competitive Business Conditions and the Issuer's Competitive
    Position

Historically, the wholesale marketplace for used cars has been fragmented on a regional basis, characterized by local auctions, and often noted for erratic and limited offerings. That has been a consequence of certain physical attributes (i.e., large size and weight) of automobiles and often-erratic patterns of trade-ins. Buyers have been forced to travel to remote auctions, often with limited information as to the inventory available. That has frequently resulted in unsatisfactory or completely frustrated trips. Further, because local auctions carry the overhead of a physical location, the fees for participating as a buyer or a seller have been significant.

Nowadays, as more and more retail buyers bypass the middleman with the help of the Internet, improvements in efficiency of dealer-to-dealer transactions are necessary for dealer survival. As dealers follow retail buyers into the Cyberspace, the Internet is challenging the domination of the local auction as the used-car wholesale marketplace of choice. Automobile dealers increasingly desire to use the Internet because, in addition to out-of-pocket cash savings, it simplifies interaction, information management, and sales. To benefit from the Internet, dealers must address prominent needs for

- sophisticated website development and maintenance,
- increased demand for electronic consumer interaction and support,
- integration of websites with existing internal systems, and
- information aggregation, processing, and effective delivery.

In  this  context,  USADA's expertise and the  multiple  efficiencies
offered   by  its  business  model  present  an  attractive  business opportunity.

Despite its actual or perceived competitive advantages, USADA still encounters intense competition in all aspects of its business from brick-and-mortar and online automobile dealers. A significant number of competitors have greater capital and other resources. In addition to competition from firms currently in the business, relatively low barriers to entry present a constant material threat from potential new competitors, including established online auctioneers and retailers that can diversify into used-car sales. Nevertheless, USADA believes that it has sufficient resources and qualified personnel necessary to be successful in maintaining its competitive edge. Of this, however, there can be no assurance.

(5) Raw Materials and Suppliers

USADA does not use any tangible inputs except for office equipment and supplies, widely available from a variety of retail outlets and wholesale distributors.

The business model of USADA critically depends on continuous supply of intangible content, provided primarily by its customers. Multiple factors, within and outside the Company's control, may substantially affect the flow of such content. While the company does not anticipate that it would materially depend on content provided by a single customer, significant changes in business conditions may have a simultaneous and similar effect on all customers. A concerted downturn in content flow as a result of such changes may have an adverse material effect on the Company's operations and financial condition.

(6) Customers

USADA targets primarily independent and franchised automobile dealers that are also Internet users. In this context, the term "dealers" refers to persons or entities that sell and buy automobiles as a business and are licensed as such by pertinent state and/or local regulators. However, in addition to dealers, the Company plans to serve individual automobile buyers and sellers attracted to an auction marketplace.

Management of the Company believes that no disproportionately significant amount of business will come from any single customer in either category. Thus, the management does not expect USADA's business to depend on any single customer.

(7) Patents,   Trademarks,  Licenses,  Franchises,  Concessions,
    Royalty Agreements, or Labor Contracts

The Company believes that its success is dependent in part on its ability to establish a recognizable brand image. Management intends to rely primarily on trade secret, trademark, and copyright laws, treaties and contractual agreements to establish and protect its potential proprietary rights. There can be no assurance that the steps taken by the Company will be sufficient to prevent misappropriation of its proprietary rights or that the Company's competitors will not independently develop methods or operations that are substantially equivalent or superior to the Company's.

USADA's current intellectual property consists of its Internet domain names protected by effective laws and regulations. The Company will develop additional new domains as attractive market niches become apparent. Intellectual property risks include the possibility that USADA's domain names are challenged by similar ("copycat") domain names or that the current system of protection falters.

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts. However, the Company's future marketing efforts may result in alliances and/or licensing agreements, which would expose the Company to additional intellectual property risks and require additional instruments of protection.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance  that third parties will not bring claims of  copyright  or trademark infringement against the Company or claim that certain of the Company's processes or features violate a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8) Government Approval of Principal Products or Services

To the best of the Company's knowledge, no government approval is required for USADA's services.

(9) Effect of Existing or Probable Government Regulations

A number of legislative and regulatory proposals under consideration by federal, state, local, and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user
privacy,   taxation,   access  charges,  liability   for   third party
activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Prohibition and restriction of Internet content could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium, expose the Company to liability, and/or require substantial modification of the Company's products and services, and thereby have a material adverse effect on the Company's business, results of operations, and financial condition.

(10) Research and Development Activities

As of the date of this Registration Statement, the Company has invested $12,174 in the development of its website. The Company does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be home directly by customers.

(11) Impact of Environmental Laws

The   Company  is  not  aware  of  any  federal,  state,   or   local
environmental laws which would affect its operations.

(12) Employees

Excluding officers, the Company presently has no employees.

In order to implement an aggressive business plan of the Company, management recognizes a need for additional staff. While it has not taken any steps to implement its staffing plans, the Company intends to hire, as a need becomes apparent, a full-time marketing manager or representative with experience in automotive marketing/ management and a part-time CFO.

C. Reports to Security Holders

(1) Annual Reports

Although USADA has not been required to do so, the Company intends voluntarily to deliver annual reports to security holders. Such annual reports will include audited financial statements.

(2) Periodic Reports with the SEC

As of the date of this Registration Statement, USADA has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, USADA will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3) Availability of Filings

The public may read and copy any materials USADA files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation

A. Management's Discussion and Analysis

In the approximately nine months of operation from April 5, 2000 (Date of Inception) to December 31, 2000, the Company generated $99 in revenues and incurred a net loss of $84,469.

The Company's expenses consisted of two major categories: (i) general & administrative expenses and (ii) depreciation expense. General & administrative expenses included $3,805 in consulting fees paid to a company owned by the Company's president and $43,364 in consulting, legal and startup fees paid to various companies owned by minority shareholders.

During the year ended December 31, 2000, the Company purchased equipment totaling $19,529. Total depreciation of that equipment for the same period was $2,604. The Company also invested $12,174 in the development of its website.$1,624 of that investment was amortized in the year ended December 31, 2000.

The Company utilizes certain office and operating equipment which is provided by a company that is owned by the Company's president. The Company is not charged for the use of the equipment and no value has been recorded for the use of the equipment as the value is deemed to be immaterial with respect to these financial statements.

The Company financed its operations during the period from April 5, 2000 to December 31, 2000 by issuing capital stock in exchange for cash and services. The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock. On April 7, 2000, the Company issued 3,300,000 shares of its common stock to a founding shareholder in exchange for cash of $3,805. In April-May 2000, the Company issued 1,000,000 shares of its common stock in exchange for cash of $100,000 in a private offering pursuant to Regulation D, Rule 505 of the Securities Act of 1933. In November 2000, the Company issued 746,600 shares of its common stock in exchange for cash and services totaling $74,660 in a state-registered offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933.

As of December 31, 2000, the Company had a working capital of $66,520 that consisted entirely of cash. The Company believes that this amount is sufficient to support its operations for the next twelve to eighteen months. However, without realizing revenues, the Company will eventually face financial difficulties and need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate as a going concern.

B. Segment Data

As of December 31, 2000, the Company has generated no material sales revenue. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3. Description of Property

A- Description of Property

The Company entered into a one-year lease agreement for office space in El Cajon, California which expires in April 2001. The monthly lease payments were $650 and the first lease payment included a $500 refundable deposit at the end of the lease. However, at the time of this Registration Statement, the Company has terminated said lease.

The Company's principal offices are located at 1650 Grand Avenue, San Marcos, CA 92069, telephone: (760) 591-0505. The office space and certain operating equipment are provided by a company that is owned by the Company's president. The Company is not charged for the use of the equipment and no value has been recorded for the use of the equipment as the value is deemed to be immaterial with respect to these financial statements.

We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices and/or research facilities for the next twenty-four (24) months. There are currently no proposed programs for the renovation, improvement or development of the facilities currently being utilized by the Company.

B. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and
        Management

A- Security Ownership of Certain Beneficial Owners and Management


The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.



Title of Class  Name of Beneficial          Number of     %of Class
                Owner (1)                   Shares
--------------  ------------------          ---------     ---------

Common Stock    Al Tamasebi,                3,300,000       65.39%
                President and CEO,
                Director

Common Stock    Jafar Taghavi,                 25,000        0.50%
                Chairman of the Board

Common Stock    Joseph Valenti,                20,000        0.40%
                Chief Financial Officer (CFO),
                Director

Common Stock    Tom Slatten,                        0        0.00%
                Vice President, Director

Common Stock    Kamran Ramesh, Director             0        0.00%

Common Stock    Parisa Tamasebi, Secretary,         0        0.00%
                Director

Common Stock    Officers and Directors      3,345,000       66.28%
                as a Group

Footnotes:

(1). The address of all individuals in the table is c/o USA Dealers Auction.com, Inc., 1650 Grand Avenue, San Marcos, CA 92069.


B. Change in Control

No arrangements exist that may result in a change of control of USADA.

Item 5. Directors and Executive Officers, Promoters and
        Control Persons

A- Directors, Executive Officers and Significant Employees


The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:



               NAME         AGE          POSITION
          ------------------------------------------------
          Al Tamasebi        60    President and CEO,Director
          Jafar Taghavi      48    Chairman of the board
          Joseph Valenti     44    Chief Financial Officer (CFO)
          Tom Slatten        58    Vice President
          Kamran Ramesh      53    Board Member
          Parisa Tamasebi    28    Secretary

Al Tamasebi, Chief Operating Officer & President - Al is founder and developer of USA Dealers Auction.com, Inc. He has a Bachelor of Science in Mechanical Engineering and brings thirty-five years of business ownership experience. Al has served in senior management positions in consulting/construction firms. His background also includes many years of managerial and supervisory experience in retail business. Al presently owns and operates a wholesale and retail operation and has been involved in vehicle purchasing transactions with Manheim and ADT, the largest remote vehicle auction in United States. As an automotive dealer, he has experienced high cost and problems related to vehicle auctions. This led A] to develop the first wholesale dealers-to-dealers live auction on the Internet.

Jafar Taghavi, Chairman of the Board - Jafar has served as senior manager with 25 years in consulting/utilities industry with expertise in leading diverse group, including competition, restructuring, and regulatory issues. He has an established record of envisioning and developing new opportunities to apply technology to increase productivity and improve service. Over his long career, Jafar developed an effective working relationship with many private and public agencies. Jafar received his Master of Science degree in Electrical Engineering and is a registered Professional Engineer in the states of California and Ohio.

Joseph Valenti, Chief Financial Officer - Joe received his degree in Business with emphasis in Accounting. He worked as an auditor in Los Angeles County Auditor Controllers Office, Flour Corporation, and National Penn Corporation as an internal auditor and financial analyst. Joe started his own accounting business in 1985 and recently became the General Manager for a large resort in Carlsbad, California.

Tom Slatten, Vice President Of Corporate Affairs - Tom has over thirty years of experience in the consulting/utilities industry. He served as senior manager and provided leadership to a diverse group through industry competition. He has extensive experience in public financing of major projects. Tom owned and successfully operated private businesses in manufacturing and product development. Tom received his Bachelor of Science in Electrical Engineering.

Kamran Ramesh, Board Member - Kamran has over 30 years of experience in auto industry. He served in management positions of a major Toyota Dealership throughout Southern California beginning in 1980. Kamran's experience also includes being a partner in establishing Toyota of Iran and serving as Managing Director of that group. In that capacity, he established close relationship with Toyota Motor Company's management. Kamran has received his Bachelor of Science in Mechanical Engineering from London University.

Parisa Tamasebi, Secretary - Parisa obtained her degree in Office and Computer Automation. She has extensive business experience in office management and client related services.

B. Family Relationships

Parisa Tamasebi is Al Tamasebi's daughter. Jafar Taghavi is married to Al Tamasebi's niece.

C. Involvement on Certain Material Legal Proceedings During the Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

A- Remuneration of Directors, Executive Officers, and
   Significant Employees


The following table sets forth all cash compensation to be paid by the Company to its executive officers and directors when this offering is complete.:

      NAME                POSITION                     COMPENSATION
   ---------------   ---------------------------       ------------
   Al Tamasebi       President and CEO, Director       See Note (3)
   Jafar Taghavi     Chairman of the board             See Note (3)
   Joseph Valenti    Chief Financial Officer (CFO),    See Note (3)
                     Director
   Tom Slatten       Vice President, Director          See Note (3)
   Kamran Ramesh     Director                          See Note (4)
   Parisa Tamasebi   Secretary, Director               See Note (3)

Footnotes to Executive Compensation:
1.No cash salary has been paid to an officer or director of USA
  Dealers Auction.Com since the date of initial formation and incorporation of the Company in the State of Nevada.
2.Salaries listed do not include annual bonuses to be paid based on profitability and performance of the Company. These bonuses will be set, from time to time, by the Board of Directors based on performance.
3.Until the Company can generate a profit on a regular basis, the Company plans to pay its Officers (not Directors) a commission on all sales it can generate. If the Company does not generate any sales, no commission will be paid.
4.There were no arrangements pursuant to which any of our Directors were compensated for the period from April 5, 2000 to December 31, 2000, for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.


B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7. Certain Relationships and Related Transactions

The Company utilizes certain office and operating equipment, which is provided by a company that is owned by the Company's president. The Company is not charged for the use of the equipment and no value has been recorded for the use of the equipment as the value is deemed to be immaterial with respect to these financial statements.

During the period ended December 31, 2000, the Company paid $3,805 in consulting fees to a company owned by the Company's president. During the period ended December 31, 2000, the Company paid $43,364 in consulting, legal and startup fees to various companies owned by minority shareholders.

Item 8. Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued approximately 5,046,600 shares of Common Stock to approximately one hundred twenty-one (121) shareholder of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.

The Company is also authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value. As of December 31, 2000, no shares of Preferred Stock are issued and outstanding.

                                Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A- Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of December 31, 2000, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for our securities, but we may initiate such discussions in the future.

B. Outstanding Options, Conversions, and Planned Issuance of Common Stock

As   of   December  31,  2000,  there  are  no  outstanding  options, conversions, or planned issuances of common stock of the Company.

C. Security Holders

The  Company has currently issued approximately 5,046,600  shares  of
Common   Stock  to  approximately  one  hundred  twenty-one  (121)
shareholder of record.

D. Securities that Could Be Sold Pursuant to Rule 144

There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

E. Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

Item 2. Legal Proceedings

As of the date of this Registration Statement, the Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3. Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of USADA resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between USADA and its principal accountant.

Item 4. Recent Sale of Unregistered Securities

The Company was organized under the laws of the State of Nevada on April 5, 2000, and was authorized to issue up to 20,000,000 shares of Common Stock, par value $0.001, as well as 5,000,000 shares of Preferred Stock, par value $0.001.

On April 7, 2000, the Company issued 3,300,000 shares of Common Stock, which were fully paid and non-assessable, to the sole founder of the Company. All those shares were issued under Section 4(2) of the Securities Act of 1933.

On May 12, 2000, the Company completed a private offering of shares of Common Stock pursuant to Regulation D, Rule 505 of the Securities Act of 1933, as amended ('1933 Act"), whereby it sold 1,000,000 shares of Common Stock at $0.10 per share to approximately 28 unaffiliated shareholders of record, none of whom at the time were officers or directors of the Company (two shareholders subsequently became Directors). On or about May 25, 2000, the Company filed five copies, one of which was an original, of Form D "Notice of Sales Pursuant to Regulation D" notifying the Securities and Exchange Commission that the offering was exempt from the registration provisions of Section 5 of the 1933 Act pursuant to Regulation D, Rule 505 of the 1933 Act.

On August 17, 2000, the Company was issued a permit to sell securities by the State of Nevada, pursuant to the Company's application for registration by qualification of its offering of Common Stock in that state. On November 30, 2000, the Company completed a public offering of shares of Common Stock pursuant to Regulation D, Rule 504 of the 1933 Act, as amended, and the registration by qualification of said offering in the State of Nevada, whereby it sold 746,600 shares of Common Stock at $0.10 per share to approximately 92 unaffiliated shareholders of record, none of whom were or are officers or directors of the Company.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or emissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or emissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              Part F/S
Item 1.Financial Statements

The following documents are filed as part of this report:

Report of G. Brad Beckstead, CPA                     F-1

Balance Sheet as, of December 31, 2000               F-2

Statement of Operations, for the period from
April 5, 2000 (Inception) to December 31, 2000       F-3

Statement of Stockholder's Equity for the
period from April 5, 2000(Inception)
to December 31, 2000                                 F-4

Statement of Cash Flows, for the period
from April 5, 2000(Inception)
to December 31, 2000                                 F-5

Notes to Financial Statements                    F-6,7,8

                     USA Dealers Auction.com, Inc.
                     (A Development Stage Company)

                             Balance Sheet
                                 as of
                           December 31, 2000

                                  and

                         Statements of Income,
                 Changes in Stockholders' Equity, and
                              Cash Flows
                            for the period
                   April 5, 2000 (Date of Inception)
                                through
                           December 31, 2000

                         TABLE OF CONTENTS
                         -----------------
                                                        PAGE
                                                        ----
Independent Auditor's Report                             1

Balance Sheet                                            2

Income Statement                                         3

Statement of Stockholders' Equity                        4

Statement of Cash Flows,                                 5

Notes to Financial Statements                            6

G. BRAD BECKSTEAD
Certified Public Accountant
                                                         330 E. Warm Springs
                                                         Las Vegas, NV 89119
                                                                702.528.1984
                                                          425.928.2877(efax)
                         INDEPENDENT AUDITOR'S REPORT

January 5, 2001

Board of Directors,
USA Dealers, Auction.com,Inc.
6040 Jefferson Blvd.
Los Angeles, CA 90016

I have audited the Balance Sheet of USA Dealers Auction.com, Inc. (a Nevada corporation) (A Development Stage Company), as of December 31, 2000, and the related Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the period April 5, 2000 (Date of Inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Dealers Auction.com, Inc., (A Development Stage Company) as of December 31, 2000, and the results of its operations and its cash flows for the period from April 5, 2000 (Date of Inception) to December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s,/ G. Brad Beckstead

G. Brad Beckstead, CPA

                           USA Dealers Auction.com, Inc.
                           (a Development Stage Company)
                                   Balance Sheet

                                                        December 31,
                                                            2000
                                                        -----------
Assets
Current assets:
     Cash                                                   $66,520
                                                        -----------
Total current assets                                         66,520
                                                        -----------
Fixed Assets
     Computer equipment, net                                 16,925
     Website, net                                            10,551
                                                        -----------
         Total fixed assets                                  27,476

Total Assets                                                $93,996
                                                        ===========
Liabilities and Stockholders' Equity

Liabilities                                                 $     -

Stockholders' Equity:
    Preferred stock,
      $0.001 par value, 5,000,000 shares
      authorized, no shares issued and
      outstanding                                           $     -
    Common stock,
      $0.001 par value, 20,000,000 shares
      authorized,5,046,600 issued and
      outstanding                                             5,047

     Additional paid-in capital                             173,418
     Deficit accumulated during development
      stage                                                (84,469)
                                                         ----------
Total stockholders' equity                                   93,996
                                                         ----------
Total Liabilities and Stockholders' Equity                  $93,996
                                                         ==========





              See Independent Auditor's Report and Notes
                       to Financial Statements.

                     USA Dealers Auction.com, Inc.
                     (a Development Stage Company)
                           Income Statement

                                                  April 5, 2000
                                                  (inception) to
                                                  December 31,
                                                     2000

Revenue                                                $      99
Expenses:
    General and administrative                            80,340
    Depreciation and amortization                          4,228

                                                       ---------
Total expenses                                            84,568
                                                       ---------
Net loss                                               $(84,469)
                                                       =========
Weighted average number of common
    shares outstanding                                 5,046,600
                                                       =========

Net loss per share                                     $       -
                                                       =========



             See Independent Auditor's Report and Notes to
                         Financial Statements.

                     USA Dealers Auction.com, Inc.
                     (a Development Stage Company)
               Statement of Changes in Stockholders'Equity
        For the period April 5, 2000(inception) to December 31, 2000


                                              Deficit
                                            Accumulated
                   Common Stock  Additional   During       Total
                 ---------------  Paid-in   Development Stockholders'
                 Shares    Amount Capital      Stage        Equity
                 ------    -----  ---------- ----------- ------------
April 2000
 Issued for cash  3,820,000 $3,820    $51,985         $_      $55,805

May 2000
 Issued for cash    480,000    480     47,520                  48,000

November 2000
 Issued for cash    746,600    747     73,913                  74,660

Net loss
  April 5, 2000
 (inception) to
 December 31, 2000                               (84,469)    (84,469)
                 ------    -----  ---------- ----------- ------------
Balance as of
December 31,2000 5,046,600 $5,047   $173,418    $(84,469)     $93,996
                 ========= ====== ==========    ========= ===========



              See Independent Auditor's Report and Notes
                       to Financial Statements.

                  USA Dealers Auction.com, Inc.
                  (a Development Stage Company)
                     Statement of Cash Flows,
                                                    April 5, 2000
                                                    (inception) to
                                                       December 31,
                                                            2000
                                                    ---------------
Cash flows from operating activities
Net loss                                                  $(84,469)
Adjustments to reconcile net income to net
  cash used by operating activities:
    Depreciation expense                                      4,228
                                                    ---------------
Net cash used by operating activities                      (80,241)
                                                    ---------------

Cash flows from investing activities
    Purchases of fixed assets                              (19,529)
    Website development costs                              (12,175)
                                                    ---------------
Net cash provided (used) by investing activities           (31,704)
                                                    ---------------

Cash flows from financing activities
    Issuance of capital stock                               178,465
                                                    ---------------
Net cash provided by financing activities                   178,465
                                                    ---------------

Net (decrease) increase in cash                              66,520
Cash - beginning                                                  0
                                                    ---------------
Cash - Ending                                               $66,520
                                                    ===============
Supplemental disclosures:
    Interest paid                                               $ 0
                                                    ===============
    Income taxes paid                                           $ 0
                                                    ===============



             See Independent Auditor's Report and Notes to
                         Financial Statements.

                        USA Dealers Auction.com,Inc.
                       (A Development Stage Company)
                                  Notes

Note I - History and organization of the company

The Company was organized on April 5, 2000 (Date of Inception) under the laws, of the State of Nevada, as, USA Dealers Auction.com, Inc. The Company has, limited operations, and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

Accounting method
-----------------
  The Company reports income and expenses on the accrual method.

Estimates
---------
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Cash and cash equivalent
------------------------
  The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months, or less arc considered to be cash equivalents. There arc no cash equivalents as, of December 31, 2000.

Reporting on the costs of start-up activities
---------------------------------------------
  Statement  of  Position 98-5 (SOP 98-5), "Reporting on the  Costs  of
  Start-Up activities which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as, incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has, been little or no effect on the Company's financial statements.

Loss per share
--------------
  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share.- Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of shares of common stock outstanding during the period. As, of December 31, 2000, the Company had no dilutive common stock equivalents, such as stock options, or warrants.

Dividends
---------
  The Company has, not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

Equipment
---------
  The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight-line method of depreciation with estimated useful lives of five years. During the year ended December 31, 2000, the Company purchased equipment totaling $19,529. Total depreciation for the same period was, $2,604.

Website
-------
  The cost of the website is amortized over the estimated useful life of the equipment utilizing the straight-line method of amortization with estimated useful lives of five years. During the year ended December 31, 2000, the Company purchased a website totaling $12,175. Total amortization for the same period was, $1,624.

Year end
--------
  The Company has, adopted December 31 as, its fiscal year end.

                          USA Dealers
                         Auction.com, Inc.
                  (A Development Stage Company)
                           Footnotes
Note 3 - Income taxes

Income taxes arc provided for using the liability method of accounting in accordance with Statement of Financial Accounting
Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the act change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended December 31, 2000, due to the act loss.

Note 4 - Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of its, $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On April 7, 2000, the Company issued 3,300,000 shares of its $0.001 par value common stock in exchange for cash of $3,805. Of the total received, $505 represents additional paid-in capital.

On April 28, 2000, the Company issued 520,000 shares of its $0.001 par value common stock in exchange for cash of $52,000. Of the total received, $51,480 represents additional paid-in capital.

On May 2, 2000, the Company issued 190,000 shares of its $0.001 par value common stock in exchange for cash of $19,000. Of the total received, $18,810 represents additional paid-in capital.

On May 3, 2000, the Company issued 70,000 shares of its $0.001 par value common stock in exchange for cash of $7,000. Of the total received, $6,930 represents additional paid-in capital.

On May 6, 2000, the Company issued 140,000 shares of its $0.001 par value common stock in exchange for cash of $14,000. Of the total received, $13,860 represents additional paid-in capital.

On May 10, 2000, the Company issued 20,000 shares of its $0.001 par value common stock in exchange for cash of $2,000. Of the total received, $1,980 represents additional paid-in capital.

On May 12, 2000, the Company issued 60,000 shares of its $0.001 par value common stock in exchange for cash of $6,000. Of the total received, $5,940 represents additional paid-in capital.

During November 2000, the Company issued 746,600 shares of its $0.001 par value common stock in exchange for cash of $74,660 pursuant to a Rule 504 of the SEC Act of 1933 offering. Of the total received, $73,913 represents additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern, It is the uncut of the Company to generate revenues sufficient to operate as, a going concern.

The officers and directors of the Company are involved in other business. activities and may, in the future, become involved in other business. opportunities. If a specific business. opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business. interests. The Company has not formulated a policy for the resolution of such conflicts.

                       USA Dealers Auction.com, Inc.
                       (A Development Stage Company)
                               Footnotes

Note 6 - Warrants and options

There arc no warrants or options outstanding to acquire any additional shares of common stock

Note 7 - Related Party Transactions

The Company utilizes certain office and operating equipment which is provided by a company that is owned by the Company's president. The Company is not charged for the use of the equipment and no value has been recorded for the use of the equipment as, the value is deemed to be immaterial with respect to these financial statements

During the period ended December 31, 2000, the Company paid $3,805 in consulting fees to a company owned by the Company's president.

During the period ended December 31, 2000, the Company paid $43,364 in consulting, legal and startup fees to various companies owned by minority shareholders.

Note 8 - Commitments

The Company entered into a one-year lease agreement for office space in El Cajon, California which expires in April 2001. The monthly lease payments arc $650 and the first lease payment includes a $500 refundable deposit at the cad of the lease

                              Part III
Item 1.   Index to Exhibits
Exhibit
Number    Name and/or Identification of Exhibit

1         Underwriting Agreement
          None. Not applicable.

2         Plan of Acquisition, Reorganization, Arrangement,
          Liquidation, or Succession
          None. Not applicable.

3.        Articles of Incorporation & By-laws
          (a)  A Articles of Incorporation of the Company filed April
               5, 2000.
          (b)  By-laws of the Company adopted April 6, 2000.

4.        Instruments Defining the Rights of Security Holders
          No instruments other than those included in Exhibit 3.

5.        Opinion on Legality
          Not applicable.

6.        No Exhibit Required

7.        No Exhibit Required

8.        Opinion on Tax Matters
          Not applicable.

9.        Voting Trust Agreement and Amendments
          None.

10.       Material Contracts
          None.

11.       Statement Re Computation of Per Share Earnings
          None. Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.       No Exhibit Required

13.       Annual or Quarterly Reports - Form 10-Q
          Not applicable.

14.       No Exhibit Required

15.       Letter on Unaudited Interim Financial Information
          Not applicable

16.      Letter on Change in Certifying Accountant
         None. Not applicable.

17.      Letter on Director Resignation
         Not applicable.

18.      Letter on Change in Accounting Principles
         Not applicable.

19.      Reports Furnished to Security Holders
         Not applicable.

20.      Other Documents or Statements to Security Holders
         Not applicable.

21.      Subsidiaries of Small Business Issuer
         None.

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders
         Not applicable.

23.      Consent of Experts and Counsel
         Not applicable.

24.      Power of Attorney
         None. Not applicable.

25.      Statement of Eligibility of Trustee
         Not applicable.

26.      Invitations for Competitive Bids
         Not applicable.

27.      Financial Data Schedule
         Financial Data Schedule of USA Dealers Auction.com, Inc. for period ending December 31,2000.

28.      No exhibit required

99.      Additional Exhibits
         None.

Item 2.   Description of Exhibits

Exhibit
Number    Description of Exhibit

3.        Articles of Incorporation & By-laws
          (a)  A Articles of Incorporation of the Company filed April
               5, 2000.
          (b)  By-laws of the Company adopted April 6, 2000.

27        Financial Data Schedule
          Financial Data Schedule of USA Dealers Auction.com, Inc. for period ending December 31,2000.

                              SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                       USA Dealers Auction.com, Inc.
---------------------------------------------------------------------
                             (Registrant)



Date:February 26, 2001

By:  /s/ Jafar Taghavi

     Jafar Taghavi, Chairman of the Board

By:  /s/ Al Tamasebi

     Al Tamasebi, President